UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-14989
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

Table of Contents

I. FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statements of Changes in Net Assets Available for Benefits for the years ended
December 31, 2019 and 2018	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year) as of
December 31, 2019*	12

Schedule H (Form 5500), line 4(a) - Schedule of Delinquent Contributions
as of December 31, 2019*	14

SIGNATURES	15

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2019 and delinquent contributions for the year ended December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2014.
Pittsburgh, PA
June 26, 2020

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of
	December 31,
	2019	2018
Investments
Investments at fair value (Notes 2 and 4)	$625,962,379	$509,164,335
Investment at contract value (Note 5)	120,624,716	122,488,272
Total investments	746,587,095	631,652,607
Receivables
Employer contributions	886,677	20,895,365
Promissory notes from participants (Note 6)	14,205,558	14,090,573
Total receivables	15,092,235	34,985,938
Net assets available for benefits	$761,679,330	$666,638,545
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2019	2018
Additions
Employee contributions	$35,814,688	$31,634,554
Employee rollovers (Note 1)	4,737,384	2,289,262
Employer contributions	12,319,253	31,125,052
Net appreciation in fair value of investments	116,150,105	—
Interest income on participant loans (Note 6)	804,338	675,680
Dividends and other income	8,634,704	8,171,957
Total additions	178,460,472	73,896,505

Deductions
Net depreciation in fair value of investments	—	32,352,224
Distributions to participants	82,639,551	64,438,151
Administrative expenses	780,136	928,318
Total deductions	83,419,687	97,718,693
Net increase (decrease)	95,040,785	(23,822,188)

Net assets available for benefits
Beginning of year	666,638,545	690,460,733
End of year	$761,679,330	$666,638,545
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
1.Description of Plan

Background

The WESCO Distribution, Inc. Retirement Savings Plan, as amended and restated January 1, 2015 (the “Plan”), was established as of February 28, 1994 (the "date of inception"). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company” or the "Plan Sponsor") and participants in the Plan, and all funds held by the prior plans of the predecessor company were transferred to the Plan. The Plan is administered by the Administrative and Investment Committee (the "Plan Administrator").

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees, as defined in the plan document, requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan Sponsor's payroll system.
Amendments to the Plan

On October 5, 2017, the Plan Administrator executed the fifth amendment to the Plan (the "Fifth Amendment"), which changed the terms of vesting for employer matching and discretionary contributions, as well as the form of distributions. More specifically, distributions shall be made as either a single lump-sum payment or in substantially equal monthly, quarterly, semi-annual or annual installments. The terms of the Fifth Amendment were effective January 1, 2018.
On February 21, 2019, the Plan Administrator executed the sixth amendment to the Plan (the "Sixth Amendment"), authorizing the eligibility of employees of Sylvania Lighting Services Corp., which the Company acquired on March 5, 2019, to participate in the Plan. The Sixth Amendment also changed the terms of the Plan's hardship distribution rules to align with the Bipartisan Budget Act of 2018, effective January 1, 2019.
Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their eligible compensation or $19,000 and $18,500 for 2019 and 2018, respectively. Participant contributions are recorded when they are withheld from the participant's wages. The $19,000 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant's eligible compensation. Subject to limitation, the Company matches contributions made by employees into the Plan at an amount equal to 50% of a participant's total monthly contributions up to 6%, for a maximum employer match of 3% of their compensation. Also, the Company may make a discretionary contribution to the Plan, which is subject to the Board of Directors' approval, provided the Company attains certain predetermined profit levels. The Company did not make a discretionary contribution for the year ended December 31, 2019. A discretionary contribution of $20,100,000 was made for the Plan's year ended December 31, 2018.
Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans, an individual retirement account or an annuity. For the years ended December 31, 2019 and 2018, the Plan accepted employee rollover contributions of $4,737,000 and $2,289,000, respectively.
The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate. The deferral rate is increased by 1% each September 1 until the deferral rate equals 6%.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. For 2019 and 2018, a participant's total catch-up contribution could not exceed $6,000. The catch-up contribution limits are determined by the IRS and then indexed for inflation. In addition to cash, in-kind contributions are permitted, which may consist of stocks, bonds, property or other securities.
Vesting
Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions made during plan years beginning on or after January 1, 2018 according to the following schedule:

Less than one year of service	0%
One year of service	25%
Two years of service	50%
Three years of service	75%
Four or more years of service	100%
Distributions

A participant may not withdraw any amount from their vested account balance unless they are age 59½, retire, become deceased or disabled, terminate employment, or experience financial hardship. A participant with at least five years of continuous service may withdraw matching contributions and earnings on matching contributions.
A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
Upon termination of service, distributions of a participant's vested account balance are made as either a single lump-sum payment, substantially equal monthly, quarterly, semi-annual or annual installments, or a transfer to the trustee or custodian of another eligible retirement plan.
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions, pay Plan expenses or are allocated to participants' accounts. Total forfeitures that reduced employer contributions in 2019 and 2018 were approximately $1,261,000 and $1,311,000, respectively. As of December 31, 2019 and 2018, a balance of approximately $242,000 and $633,000, respectively, was available to reinstate previously forfeited account balances, reduce employer contributions, pay Plan expenses or allocate to participants' accounts.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions, an allocation of employer's discretionary contributions, and plan earnings and charged with benefit payments and an allocation of plan losses and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Promissory Notes from Participants
Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Administrative and Investment Committee, up to a maximum of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years.
Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

2. Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The Plan's significant accounting policies are noted below.
Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting. Accounts of participants who have elected to withdraw from the Plan, but to whom disbursements of funds from the Plan have not been made, are included as a component of net assets available for benefits.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition

Investments held by the Plan are reported at fair value, except for the fully benefit-responsive contract associated with the Stable Value Fund, which is reported at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan has adopted a framework for measuring fair value that prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of inputs that may be used to measure fair value are as follows:
•Level 1 - Observable inputs such as quoted prices in active markets for identical investments the Plan has the ability to access.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
•Level 2 - Inputs include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs, other than quoted prices in active markets, that are observable either directly or indirectly, and

•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which requires the Plan to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Investments for which fair value is measured using the net asset value ("NAV") per share (or its equivalent) practical expedient are not classified in the fair value hierarchy.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2019 and 2018.
•Self-directed accounts consist of cash and cash equivalents, common stocks and mutual funds. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily NAV as reported by the fund. The mutual funds held by the Plan are deemed to be actively traded.

•The WESCO International Pooled Stock Fund, which is an employer stock unitized fund, consists of WESCO International, Inc. common stock and a short-term cash component that provides liquidity for daily trading. WESCO International, Inc. common stock is valued at the quoted closing market price from a national securities exchange and the short-term cash investments are valued at cost, which approximates fair value.

•Shares of registered investment companies (mutual funds) are valued at the NAV of shares held by the Plan as of December 31, 2019 and 2018.

•The Wells Fargo/BlackRock S&P 500 Index CIT (N20) fund is a common/collective trust fund, which is measured using the NAV per share practical expedient based on the underlying equity securities of companies that compose the Standard & Poor's 500 Index (the "Index"). This fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Index. The Plan has the ability to redeem its investment in this fund at its NAV per unit.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the Plan's reporting date.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, the common/collective trust fund, the WESCO International Pooled Stock Fund and self-directed accounts.
Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants' account balances, and (ii) the amounts reported in the (a) Statements of Net Assets Available for Benefits and (b) the Statements of Changes in Net Assets Available for Benefits.
Payment of Benefits

Benefits are recorded when paid.
Expenses

All administrative expenses were paid by the Plan during the years ended December 31, 2019 and 2018. Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from Plan assets as incurred. The Plan permits application of forfeited assets to pay Plan administrative expenses.

Recently Issued Accounting Pronouncements

Accounting pronouncements recently issued by the Financial Accounting Standards Board or other applicable authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Plan's financial statements and notes thereto.

3. Tax Status

The IRS has determined and informed the Company by a letter dated December 28, 2016, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving its determination letter. However, the Plan Administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2016.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
4. Investments

The Plan's investments are measured at fair value on a recurring basis within the fair value hierarchy level, as described in Note 2, were as follows:

	December 31, 2019
	Level 1	Level 2	Total

Shares of registered investment companies	$560,765,887	$—	$560,765,887
WESCO International Pooled Stock Fund	—	7,064,339	7,064,339
Self-directed accounts	10,918,434	—	10,918,434
Total assets in the fair value hierarchy	571,684,321	7,064,339	578,748,660

Investments measured at NAV per share practical expedient (1)	—	—	47,213,719
Investments at fair value	$571,684,321	$7,064,339	$625,962,379

	December 31, 2018
	Level 1	Level 2	Total

Shares of registered investment companies	$455,780,305	$—	$455,780,305
WESCO International Pooled Stock Fund	—	6,721,750	6,721,750
Self-directed accounts	8,826,234	—	8,826,234
Total assets in the fair value hierarchy	464,606,539	6,721,750	471,328,289

Investments measured at NAV per share practical expedient (1)	—	—	37,836,046
Investments at fair value	$464,606,539	$6,721,750	$509,164,335
(1) The Wells Fargo/BlackRock S&P 500 Index CIT (N20) fund is measured using the net asset value per share practical expedient and has not been classified in the fair value hierarchy. The amount presented in the tables for this fund are provided to permit reconciliation of the fair value hierarchy to the Statements of Net Assets Available for Benefits.

5. The Stable Value Fund

The Plan invests in a fully benefit-responsive synthetic guaranteed investment contract (“GIC”) with an insurance company as part of offering the Stable Value Fund (the “Fund”) investment option to participants. Contributions to this Fund are used to purchase units of a collective trust vehicle that is invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay principal and interest at a specified rate to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The Fund has entered into a wrap contract with an insurance company under which the insurance company provides a guarantee with respect to the availability of funds to make distributions from this investment option. This insurance contract is carried at contract value in the participants' accounts.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Except for premature termination of the contract by the Plan or plan termination, the insurance company may not cause the contract to be terminated at an amount other than contract value. The Plan Sponsor has not expressed any intention to take either of these actions.
As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

6. Promissory Notes From Participants
The interest rate applied to participant loans is established each month by the Administrative and Investment Committee at 1% above the prime interest rate. The interest rate on loans outstanding ranged between 4.25% and 9.25% as of December 31, 2019 and 2018. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $7,633,000 and $7,749,000 were made from the Plan and loan principal repayments of approximately $7,542,000 and $7,140,000 were received by the Plan during the years ended December 31, 2019 and 2018, respectively. Interest on promissory notes of approximately $804,000 and $676,000 was earned by the Plan for the years ended December 31, 2019 and 2018, respectively.

7. Related Party and Party-In-Interest Transactions
The Plan invests in certain mutual funds and a common/collective trust fund, which are managed by Wells Fargo, the Plan's trustee. Therefore, transactions with these investments qualify as party-in-interest.
Prior to November 13, 2015, participants of the Plan could elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of WESCO Distribution, Inc. Therefore, transactions with this investment qualify as party-in-interest. There were no contributions or transfers into the WESCO Pooled Stock Fund during the years ended December 31, 2019 and 2018. Disbursements from the WESCO Pooled Stock Fund for the years ended December 31, 2019 and 2018 were approximately $992,000 and $1,505,000, respectively.

8. Subsequent Events

The Plan Sponsor evaluated subsequent events for recognition or disclosure in these financial statements through June 26, 2020, the day these financial statements were available to be issued. Except as disclosed below, there were no subsequent events that would require recognition in these financial statements or disclosure in the notes thereto.

On June 22, 2020, WESCO International, Inc., a Delaware corporation (“WESCO”), completed its previously announced acquisition of Anixter International Inc., a Delaware corporation (“Anixter”). Pursuant to the terms of the Agreement and Plan of Merger, dated as of January 10, 2020 (the “Merger Agreement”), by and among Anixter, WESCO and Warrior Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of WESCO (“Merger Sub”), Merger Sub was merged with and into Anixter (the “Merger”), with Anixter surviving the Merger and continuing as a wholly owned subsidiary of WESCO. The Plan Sponsor is assessing the effects of the Merger on the Plan.

In December 2019, a novel coronavirus disease (“COVID-19”) was reported in China, and on March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Governmental authorities around the world have implemented measures to reduce the spread of COVID-19, and this widespread health crisis is adversely affecting the broader economies, financial markets, workforces, and the business environment. The duration and extent of the impact from the COVID-19 pandemic on the economy and market conditions are uncertain.

In response to the adverse effects of the COVID-19 pandemic on the Plan Sponsor's business, effective April 16, 2020, employer matching contributions to the Plan were suspended indefinitely. All other features of the Plan were unchanged, including the ability to make pre-tax contributions, deferral of taxes on investment earnings, and continued vesting of previous employer contributions.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

Effective March 17, 2020, the Prudential Stable Value Fund was removed from the Plan's investment options with any remaining balance being transferred to the Lincoln Stable Value Fund. The nature of the Lincoln Stable Value Fund is similar to the Prudential Stable Value Fund.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. The CARES Act includes various provisions that temporarily ease rules around distributions and loans in 2020 for eligible participants. The Plan adopted certain of the CARES Act's provisions, including: Coronavirus-related distributions up to $100,000; an increase to the maximum amount the Plan can permit as a loan to the lesser of $100,000 or 100% of a participant's vested account balance; up to a one year extension of the due date for loan repayments, and a temporary waiver of required minimum distributions.

On June 1, 2020, the trustee of the WESCO Distribution, Inc. Retirement Savings Plan transitioned from Wells Fargo to Fidelity Investments. Beginning on May 21, 2020, there was a period of time (the "blackout period") when participants in the Plan were not able to perform certain transactions such as changing contribution rates or investment elections, or taking a loan or distribution. The blackout period ended on June 18, 2020, the effective date of the transition.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2019

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	AMERICAN FUNDS	AMCAP Fund (Class R-5)		$77,505,315
	AMERICAN FUNDS	American Balanced Fund (Class R-5)		147,874,315
	AMERICAN FUNDS	Retirement Income Portfolio - Conservative		1,706,460
	AMERICAN FUNDS	2015 Target Date Retirement Fund		2,092,108
	AMERICAN FUNDS	2020 Target Date Retirement Fund		9,455,929
	AMERICAN FUNDS	2025 Target Date Retirement Fund		17,789,925
	AMERICAN FUNDS	2030 Target Date Retirement Fund		21,714,498
	AMERICAN FUNDS	2035 Target Date Retirement Fund		17,746,925
	AMERICAN FUNDS	2040 Target Date Retirement Fund		13,511,929
	AMERICAN FUNDS	2045 Target Date Retirement Fund		9,040,159
	AMERICAN FUNDS	2050 Target Date Retirement Fund		7,733,064
	AMERICAN FUNDS	2055 Target Date Retirement Fund		7,440,152
	AMERICAN FUNDS	2060 Target Date Retirement Fund		1,683,548
	ARTISAN FUNDS	Artisan Mid Cap Investor Fund		49,863,745
	BARON FUNDS	Baron Small Cap Fund Institutional Class		14,880,986
	DIAMOND HILL FUNDS	Diamond Hill Small Cap Fund		6,737,599
	FIDELITY	Fidelity International Index Fund		1,911,569
	FIDELITY	Fidelity Real Estate Index Fund		749,388
	FRANKLIN TEMPLETON INVESTMENTS	Templeton Global Bond Fund		3,368,926
	JPMORGAN	JPMorgan Mid Cap Value Fund Class L		34,838,921
	LAZARD FUNDS	Lazard International Strategic Equity Institutional		32,883,744
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R-4)		33,173,264
	NATIXIS FUNDS	Loomis Sayles Investment Grade Bond Fund		29,652,448
	NEUBERGER BERMAN	Neuberger Berman Real Estate Fund		3,870,956
	T. ROWE PRICE	QM U.S. Small-Cap Growth Equity Fund		2,567,166
	VANGUARD	Mid-Cap Growth Index Fund Admiral		4,733,146
	VANGUARD	Mid-Cap Value Index Fund Admiral		2,342,526
	VANGUARD	Total International Bond Index Fund Admiral		623,173
	VANGUARD	Total Bond Market Index Fund Admiral		3,274,003
	Registered Investment Companies Total			560,765,887

*	WESCO INTERNATIONAL, INC.	WESCO International Pooled Stock Fund		7,064,339

*	WELLS FARGO	Cash and Cash Equivalents		1,434,021
*	Various	Common Stock		5,958,441
	Various	Mutual Funds		3,525,972
	Self-Directed Accounts Total			10,918,434

	Stable Value Fund (Prudential)	Synthetic Guaranteed Investment Contract		120,624,716

*	Wells Fargo/BlackRock S&P 500 Index CIT (N20)	Common/Collective Trust Fund		47,213,719

*	Participant Loans	4.25% - 9.25% with maturity dates
		through 2027		14,205,558

**	Total Investments			$760,792,653

(1)	Cost for participant directed investments is not required and therefore omitted.
*	Denotes a party-in-interest to the Plan.
**	All investments are stated at fair value as of December 31, 2019 with the exception of the Stable Value Fund (Prudential), which is stated at contract value.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(a) - Schedule of Delinquent Contributions
EIN 25-1723345, Plan Number 001
December 31, 2019

Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$11,770	$—	$11,770	$—	$11,770

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Savings Plan
(Name of Plan)

By:	/s/ David S. Schulz	June 26, 2020
	David S. Schulz	(Date)
Executive Vice President and Chief Financial Officer

EXHIBITS
The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description
23	Consent of BDO USA, LLP (filed herewith)